September 14, 2006

Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C., 20549

Re: National Penn Bancshares, Inc.
Form 10-K For Fiscal Year Ended December 31, 2005
Filed March 14, 2006
File No. 000-22537-01

Dear Mr. Cline:

We reviewed your letter dated August 9, 2006 providing comments on our Annual Report on Form 10-K for our fiscal year ended December 31, 2005 (the “2005 10-K”), and we submit the following responses. Our responses are keyed to the comments in the August 9 letter. Thank you again for the opportunity to respond.

Comment: Statement of Income, page 55

1. Please revise to present the per share earnings from discontinued operations on the face of your statement of income. Refer to paragraph 37 of SFAS 128.

Response:

We reviewed paragraph 37 of SFAS 128 with respect to our disclosure. Please refer to our disclosure of per share earnings from discontinued operations in Footnote 2 to the financial statements contained in the 2005 10-K (on page 69). As paragraph 37 of SFAS 128 allows this information to be disclosed “…either on the face of the income statement or in the notes to the financial statements,” we believe that our disclosure in the notes to the financial statements is in compliance with SFAS 128 paragraph 37 and should therefore not require revision.

Comment: Statement of Cash Flows, page 57

2. Please revise to label your 2003 column heading "Revised-See Note 1," in order to provide an appropriate level of prominence to the misclassification.

Response:

In connection with our disclosure of discontinued operations in our Statement of Cash Flows in our 2005 Form 10-K, we reviewed the Center for Public Company Audit Firms Alert #90, issued on February 15, 2006, which communicated the SEC’s staff position regarding this issue. While we chose to clarify our 2003 Cash Flow disclosure for discontinued operations, we understand that the SEC guidance was not required until our next periodic report filed after February 15, 2006 and as such, the guidance would have been required for our March 31, 2006 Form 10-Q.

As our discontinued operations pertain to the year ended December 31, 2003, this disclosure was not, and will not be, applicable to our periodic reports filed in 2006 and will not be applicable to our 2006 Form 10-K. Therefore, we request permission to not be required to amend the 2005 10-K for this change. Going forward, should a similar situation arise, we will be mindful of this comment in giving revisions appropriate prominence.

Comment: Note 1: Summary of Significant Accounting Policies

General

3. Please revise to disclose the accounting policy for operating leases including the treatment of rent escalations and rent holidays, if applicable.

Response:

We propose the following paragraph setting forth our accounting policy on operating leases and request permission to include this in our 2006 Form 10-K:

The Company leases certain premises and equipment under non-cancelable operating leases. Certain leases contain renewal options and rent escalation clauses calling for rent increases over the term of the lease. All leases which contain a rent escalation clause are accounted for on a straight-line basis.

Rent holidays were not applicable to our operating leases for the years presented in our 2005 Form 10-K.

Regarding placement of the paragraph in our 2006 Form 10-K, APB Opinion 22 requires disclosure of “significant” accounting policies and the methods of applying the principles of the policies that “materially affect the determination of financial position, cash flows, or results of operations.” As we believe that our policy for operating leases does not materially affect the determination of financial position, cash flows, or results of operations, it does not rise to the same level as our other policies disclosed in Note 1. Therefore, we propose to include the above paragraph in our footnote to the financial statements concerning our lease commitments (presently, Footnote 14 in the 2005 10-K).

Comment:

4. You disclose in the description of operations, that your subsidiary, National Penn Leasing Company, is engaged in the leasing of equipment. Please revise your summary of significant accounting policies to disclose the accounting policies related to the leasing activities and where these activities are included in the financial statements, quantifying the dollar amount of assets subject to the leases and the associated revenues.

Response:

Our total amount of equipment leasing assets as of December 31, 2005, was $34.1 million, or approximately 1.1%, of the $3.05 billion of gross loans and leases on our balance sheet. The interest income attributable to equipment leasing in 2005 was $3.6 million, or 1.8%, of a total of $192.8 million in loan and lease income. Accordingly, as leasing was not a significant part of our business in 2005, we did not specifically disclose this information in our 2005 10-K. However, we propose the following paragraph for your consideration and request permission to include this in our 2006 Form 10-K:

Lease contracts which meet the appropriate criteria specified in SFAS 13, Accounting for Leases, are classified as direct financing leases. Direct finance leases are recorded upon acceptance of the equipment by the customer. Unearned lease income represents the excess of the gross lease investment over the cost of the leased equipment, which is recognized over the lease term at a constant rate of return on the net investment in the lease.

Regarding placement of the paragraph in our 2006 Form 10-K, as we believe that our policy for leasing activities does not materially affect the determination of financial position, cash flows, or results of operations, it does not rise to the same level as our other policies disclosed in Note 1. Therefore, we propose to include the above paragraph in our footnote to the financial statements concerning our loans (presently, Footnote 5 in the 2005 10-K).

Comment: Loans and Allowance for Loan and Lease Losses, page 60

5.   Please revise to disclose the deferred loan fee amortization methodology. Refer to paragraph 5 of SFAS 91.

Response:

Referencing paragraph 5 of SFAS 91, we propose the following modification of our current disclosure for your consideration and request permission to include this revision in Footnote 1 to the consolidated financial statements under the subheading “loans and allowance for loan and lease losses” in our 2006 Form 10-K. The additional information is indicated in italics:

The Company defers and amortizes certain origination and commitment fees, and certain direct loan origination costs, over the contractual life of the related loans using the interest method. This results in an adjustment of the related loan’s yield.

Comment:

6. Please revise to disclose your policy for estimating credit losses associated with off-balance sheet commitments.

Response:

Our total reserve for off-balance sheet commitments was approximately $456,000, or 1.1% of other liabilities at December 31, 2005. We propose the following modification of our current disclosure for your consideration and request permission to include this revision in Footnote 1 to the consolidated financial statements under the subheading “loans and allowance for loan and lease losses”, 2nd paragraph in our 2006 Form 10-K. The additional information is indicated in italics:

The Company maintains allowances for loan and lease losses at a level deemed sufficient to absorb probable losses. The allowance for loan losses is established through a provision…However, actual losses on specific loans, which also are encompassed in the analysis, may vary from estimated losses. The Company also maintains an allowance for losses on commitments to extend credit, which is included in other liabilities and is computed using information similar to that used to determine the allowance for loan and lease losses, modified to take into account the probability of drawdown on the commitment as well as inherent risk factors on those commitments.

Comment: Derivatives, page 64

7.   For each SFAS 133 hedging relationship identified for which you use the short-cut method of assessing hedge ineffectiveness, please revise to disclose the following information:

•	clearly explain the terms of the hedged items;

•	clearly explain the terms of the interest rate swap used to hedge each type of hedged items; and

•	for each type of hedged item, tell us how you met the requirements of paragraph 68 of SFAS 133.

Response:

Disclosure information on interest rate swaps (all of which had matured by December 31, 2004,) was included in Footnote 16 to the consolidated financial statements in the 2005 Form 10-K. While the swaps were accounted for in accordance with SFAS 133, as described in the “Derivatives” section of Footnote 1 to the consolidated financial statements in the 2005 Form 10K, the shortcut method was not utilized to assess hedge ineffectiveness. Accordingly, we submit that expanded disclosures of an accounting policy on this matter were not considered necessary in the 2005 Form 10-K. Going forward, should the Company enter into these types of transactions, we will be mindful of this comment and provide the appropriate disclosures.

Comment: Note 2: Acquisitions and Dispositions, page 67

8.   For each acquisition, please revise to discuss the primary reasons for each acquisition, including a description of the factors that contributed to the purchase prices which resulted in goodwill recognition. Refer to paragraph 51(b) of SFAS 141.

Response:

The reasons that contributed to the purchase price and resulting goodwill recognition for our specific acquisitions are discussed in our 2005 10-K in Item 1, “general development of business”. Our general acquisition strategy is also described in Item 1, “future acquisitions”.

In addition to these disclosures, we propose the following modification of our current disclosure for your consideration and request permission to include this revision in Footnote 2 to the consolidated financial statements under the subheading “acquisitions and dispositions” in our 2006 Form 10-K, for the acquisitions applicable to the 2006 Form 10-K. The additional information is indicated in italics:

ACQUISITIONS AND DISPOSITIONS

Acquisition of Nittany Financial Corp.

[paragraph 2]

The primary reasons for acquiring Nittany were for the Company to be able to expand its customer base into new territory, enhance its earnings capacity, and to a lesser extent, provide cost savings through the consolidation of operations. Company management makes assumptions based on these variables that allows the Company to determine a purchase price that will be successful in having the Company selected as the acquirer and yet provides the potential for increased value for the Company’s shareholders. In the case of Nittany, the acquisition price resulted in the recording of approximately $(*) million of goodwill, which is the excess of the cost of an entity over the net of the amounts assigned to assets acquired and liabilities assumed, and $(*) million of other intangible assets. The Company acquired assets, loans and deposits of $323.1 million, $279.4 million and $249.7 million, respectively.

(*) As noted in Footnote 2 to the consolidated financial statements in our June 30, 2006 Form 10-Q, we are in the process of finalizing the purchase accounting entries for Nittany and anticipate disclosing the final amounts of goodwill and other intangible assets in our September 30, 2006 Form 10-Q.

Insurance Agency Acquisitions

On January 3, 2005, November 30, 2004 and July 1, 2004, the Company completed the insurance agency acquisitions of Krombolz Agency, Inc., D.E. Love Associates, Inc., and Pennsurance, Inc., respectively. These agencies operate as divisions of National Penn Bank's insurance agency subsidiary, National Penn Insurance Agency, Inc. On December 1, 2005, the Company acquired the insurance agency business of Preferred Risk Associates. The four transactions resulted in the issuance of 25,070 shares of the Company's common stock and cash payments totaling $3.96 million. The primary reasons for these acquisitions were to expand the Company’s insurance agency business throughout a larger segment of the Company’s primary market area while enhancing its earnings capacity and generating the operating efficiencies of a combined larger insurance agency. The prices paid for these acquisitions resulted in the recording of approximately $4.6 million of goodwill. Each of these transactions was accounted for under the purchase method of accounting. Accordingly, the results of operations of the Company includes the results of the acquired insurance agencies from the respective dates of these acquisitions.

Acquisition of Peoples First, Inc.

[paragraph 2]

…In addition, outstanding stock options to purchase shares of Peoples common stock were converted into options to purchase 167,610 shares of National Penn common stock, with an exercise price of $8.96 per share. The primary reasons for acquiring Peoples were for the Company to be able to expand its customer base into new territory, enhance its earnings capacity, and provide cost savings through the consolidation of operations. Company management makes assumptions based on these variables that allows the Company to determine a purchase price that will be successful in having the Company selected as the acquirer and yet provides the potential for increased value for the Company’s shareholders. In the case of Peoples, the acquisition price resulted in the recording of approximately $83.1 million of goodwill and $8.5 million of other intangible assets….

Comment: Note 3: Investment Securities, page 69

9.
Please revise to separately present your investments in U.S. Treasury and U.S. Government agencies. Refer to the December 2005, Current Accounting and Disclosure Issues in the Division of Corporation Finance posted on our website.

Response:

The Company did not hold any treasury securities as of December 31, 2005. Treasury securities as of December 31, 2004 were approximately $17.2 million, or 1.4% of our investment portfolio. As such, we request permission to provide the required disclosures in our 2006 Form 10-K, as applicable.

Comment: Note 20: Segment Information, page 94

10. Based on the disclosure here that you internally "identified several other operating segments," it is not clear how you determined that the non-community banking operations represent a single segment. Please revise to clarify how you have considered the guidance of paragraphs 16 through 19 of SFAS 131 in making this determination. Also, provide us your quantitative analysis in support of your determination.

Response:

Paragraph 19 of SFAS 131 permits an enterprise to combine information about operating segments not meeting the quantitative thresholds, if the segments share a majority of the aggregation criteria in paragraph 17 of the Statement.

None of the other operating segments we identified met the quantitative thresholds for separate disclosure set forth in SFAS 131, with the exception of the Parent Company’s assets. In accordance with SFAS 131, paragraph 9 however, segment reporting “…does not apply to parent enterprises,…if those enterprises’ “separate company” statements also are consolidated or combined in a complete set of financial statements and both the separate company statements and the consolidated or combined statements are included in the same financial report.” Our Parent Company’s condensed financial statements are included in Footnote 19 to the consolidated financial statements in our 2005 Form 10-K and as such, separate reporting is not required for this segment. We are enclosing our quantitative analysis of all of our other operating segments.

To describe our assessment supporting the aggregation of these other operating statements, considering the guidance of paragraphs 16 through 19 or SFAS 131, we propose the following modification to our current disclosure for your consideration. We request permission to include this revision to paragraph 3 of Footnote 20 to the consolidated financial statements under the heading “segment information” in our 2006 Form 10-K. The additional information is indicated in italics:

The Company has also identified several other operating segments. These non-reportable segments include NPITC, National Penn Life Insurance Company, NP Leasing, National Penn Capital Advisors, Inc., National Penn Insurance Agency, Inc., and the Parent and are included in the “Other” category. These operating segments within the Company’s operations do not have similar characteristics to the community banking operations and do not individually or in the aggregate meet the quantitative thresholds requiring separate disclosure. The operating segments in the “Other” category earn revenues primarily through the generation of fee income and are also aggregated based on their similar economic characteristics, products and services, type or class of customer, methods used to distribute products and services and/or nature of their regulatory environment. The identified segments reflect the manner in which financial information is currently evaluated by management.
_________________________________

With consideration of our responses set forth above, we respectfully request permission to incorporate these enhancements in our Annual Report on Form 10-K for our fiscal year ending December 31, 2006, to be filed with the Commission on or before March 1, 2007.

•

National Penn Bancshares, Inc. acknowledges that:

•	National Penn is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	National Penn may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate and look forward to your response. If you have any questions or require anything further, please contact me at 610-369-6341.

Respectfully,

/s/ Gary L. Rhoads
Gary L. Rhoads
Group Executive Vice President and
Chief Financial Officer

GLR:mhd
Enclosure (1)

Business Segments
($ thousands)		0878	0880	0881	0879	0882	0885	0886	0892	7004
		National
	Panasia Bank	Penn Bank	Merger	NPB		Penn	Natl Penn	PBO 1ST BUS	First Service
12/31/2005	(cons 6000)	only	Bank	Delaware	Link	1ST	Management	LLC	Realty	NPIC
Total assets	-	4,542,237	-	256,511	120	28,456	(34)	45	(119)	50,613
Total deposits	-	3,310,672	-	-	-	170	-		-	-
Net interest income (loss)	-	137,942	-	12,379	-	1,227	-		-	2,299
Total noninterest income	-	33,186	-	363	(3)	5,614	-	(2)	-	2,027
Total noninterest expense	-	99,187	-	9	(3)	6,935	8	1	-	(71)
NI from continuing ops	-	48,424	-	12,733	-	(61)	(5)	(3)	-	2,977
NI from discontinued ops	-	-	-	-	-	-	-		-	-
Net income (loss)	-	48,424	-	12,733	-	(61)	(5)	(3)	-	2,977

	FROM MONTHLY ELIMINATION RECAP JOURNAL			ELIMINATION #			ELIMINATION #			ELIMINATION #

Elimination
		Cash NPBS	1	11	Inv in NPB	521,200	2	Penn1ST LOC	403	23
		MM NPLIC	5	19	Inv in NPBD	256,511	17
		PSI CHKG	16	13	Inv in Link	120	15
		FSI CHKG	36	1,279	Inv in Penn 1st	3,513	19
		FS CAP CHKG	36	24	Inv in NP Mgmt	(1)	30
		NPMC CHKG	36	449	Inv in FSB Rea	(119)	33
				1,795	Inv in NPIC	48,395	3
					Inv in PBO BUS INV	39	35
					NPIC Repo	5,564	7
					NPBS Cash	11	1
					NPLIC MM	19	5
					PSI Chkg	13	16
					Penn 1st LOC	19,422	22
					FSI CHKG	1,279	36
					FS CAP CHKG	24	36
					NPMC CHKG	449	36
					MISC. ADJ	7
						856,446

Business Segments
($ thousands)			7030	0884	0891	0890	7007	7015		7020

		Community		Nat Penn	Nat Penn	Nat Penn	Capital	Parent
12/31/2005	Eliminations	Banking	PSI	Leasing	Insurance	Capital	Trust II	Only		NPLIC
Total assets	856,446	4,021,383	13	33,905	2,666	87	-	575,919		783
Total deposits	1,795	3,309,047	-	-	-	-	-	-		-
Net interest income (loss)	-	153,847	5	3,562	-	-	-	(8,936)		20
Total noninterest income	403	40,782	4	204	6,970	1,043	-	227	-	47
Total noninterest expense	403	105,663	(10)	3,494	6,744	869	-	271	-	47
NI from continuing ops		64,065	12	60	147	113	-	(5,837)	-	13
NI from discontinued ops	-	-	-	-	-	-	-		-	-
Net income (loss)		64,065	12	60	147	113	-	(5,837)	-	13

			Elimination	INV in PSL	56	ELIMINATION #
				Inv in NPL	3,246	14	NPBCTII Int	0
				Inv in FSB Ins	1,019	21
				Inv in FSB Cap	(23)
				Inv in Cap Tr II	-	31
				Inv in NPLIC	545
				Inv in ITC	2,794	4
				Cap TR II	-	10
				NPL Note Pay	30,571	22
					38,208

Business Segments
($ thousands)	7025

Statement
12/31/2005	ITC	Eliminations	Other	Consolidated	Totals	Difference
Total assets	4,061	38,208	579,226	4,600,609	4,600,609	-
Total deposits	-	-	-	3,309,047	3,309,046	1
Net interest income (loss)	151	-	(5,198)	148,649	148,649	-
Total noninterest income	7,740	1	16,234	57,016	57,016	-
Total noninterest expense	6,026	1	17,440	123,103	123,103	-
NI from continuing ops	1,182	-	(4,310)	59,755	59,755	-
NI from discontinued ops	-	-	-	-	-	-
Net income (loss)	1,182	-	(4,310)	59,755	59,755	-

	Balancing adjs	-
	Tot nonint inc	-
	Tot nonint exp	-
	NI cont ops	-
	Net income	-

"Other" Business Segments
10% Quantitative Segment Test
($ thousands)	7030	0884	0891	0890	7007	7015	7020	7025
											Segment(s)
		Nat Penn	Nat Penn	Nat Penn	Capital	Parent*			Consolidated	10%	Exceeding
12/31/2005	PSI	Leasing	Insurance	Capital	Trust II	Only	NPLIC	ITC	Totals	Threshold	Threshold
Total assets	13	33,905	2,666	87	-	575,919	783	4,061	4,600,609	460,061	Parent Only*
Total interest income (loss)	5	3,562	-	-	-	-	20	151	148,649
Total noninterest income	4	204	6,970	1,043	-	-	47	7,740	57,016
Total income (loss)	9	3,766	6,970	1,043	-	-	67	7,891	205,665	20,567
Net income (loss)	12	60	147	113	-	(5,837)	13	1,182
Absolute net income (loss)	12	60	147	113	-	5,837	13	1,182	59,755	5,976

*Parent Company only condensed financial statements are included in the footnotes to the 10-K and as such, need not be disclosed as a separate segment in accordance with FAS 131, paragraph 9.